Exhibit 19.1

AMENDED & RESTATED Insider Trading POLICY

(Effective Date: February 5, 2025)

INTRODUCTION & REASONS FOR AN INSIDER TRADING POLICY

The Board of Directors (the “Board”) of Hoth Therapeutics Inc. (the “Company”) has adopted this amended & restated insider trading policy (this “Policy”) to promote compliance by Insiders (as defined below) with laws that prohibit certain persons aware of material nonpublic information about a company from (i) trading in securities of that company, or (ii) providing material nonpublic information to other persons who may trade on the basis of such information. The Policy is designed both to satisfy the Company’s obligation to prevent insider trading and to help Company personnel avoid the severe consequences associated with violations of the insider trading laws. For purposes of this policy, the term “Company” includes Hoth Therapeutics, Inc. and its subsidiaries.

Federal and state securities laws generally prohibit the purchase or sale of a company’s securities by persons aware of material nonpublic information about that company. These laws also prohibit persons aware of such material nonpublic information from disclosing such information to others who may trade on the basis of such information. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by their personnel.

It is important that you understand the breadth of activities that constitute illegal insider trading and their potentially severe consequences. The U.S. Securities and Exchange Commission (the “SEC”) and the Financial Industry Regulatory Authority investigate and are very effective at detecting insider trading. The SEC pursues insider trading violations vigorously. Cases have been successfully prosecuted against trading by insiders through foreign accounts, trading by family members and friends, and trading involving only a small number of securities.

Ultimately, you are responsible for determining whether you are in possession of material nonpublic information and ensuring that you, and your family members, household members and controlled entities whose transactions are subject to this Policy, as discussed below, comply with this Policy and do not engage in illegal insider trading. Any action on the part of the Company, the Compliance Officer (as defined below) or any other officer, employee or director under this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under securities laws.

ADMINISTRATION OF THIS POLICY

The Company’s Chief Executive Officer will serve as the “Compliance Officer” for this Policy and shall be responsible for the administration of this Policy. If the Chief Executive Officer is absent or is otherwise unavailable, or a matter under this Policy involves the Chief Executive Officer, then the Company’s Chief Financial Officer or another employee of the Company designated by the Board shall serve as the Compliance Officer for this Policy.

APPLICABILITY OF POLICY

Who is covered by this Policy?

This Policy applies to (i) Board members, officers, and other employees of the Company and its subsidiaries, and (ii) any other persons, such as consultants, contractors and temporary staff, who have access to material nonpublic information and are designated by the Company as subject to this Policy (the persons described in clauses (i) and (ii) are collectively called “Insiders”). Consultants, contractors and temporary staff are not employees of the Company, and nothing in this Policy should be construed to the contrary.

This Policy also applies to Family Members and Controlled Entities (as such terms are defined below) of Insiders. Insiders are responsible for ensuring that any transaction subject to this Policy engaged in by a Family Member or Controlled Entity complies with this Policy.

For purposes of this Policy, with respect to any particular Insider, (i) a “Family Member” means (a) any family member (e.g., spouse, parent, sibling or child) of such Insider who lives in the same household as such Insider and (b) any family member of such Insider who does not live in the same household as such Insider but whose transactions in Company Securities (as such term is defined below) are directed by such Insider or are subject to such Insider’s influence or control (e.g., a family member who consults with the Insider before they trade in Company Securities); and (ii) a “Controlled Entity” means any entity that such Insider controls or whose transactions in securities are subject to such Insider’s influence or control.

What transactions are covered by this Policy?

Transactions in Company Securities.

Except for Exempt Transactions (as defined below), this Policy applies to all transactions in Company Securities, as well as to derivative securities relating to the Company Securities, whether or not issued by the Company (e.g., exchange-traded put and call options).

For purposes of this Policy, “Company Securities” means any securities issued by the Company, including, but not limited to, shares of common stock, shares of preferred stock, securities convertible into or exercisable or exchangeable for securities issued by the Company (e.g., put and call options, convertible debentures, warrants), stock options and other equity-based awards, and debt securities (e.g., debentures, bonds and notes).

Transactions in Other Companies’ Securities.

This Policy also generally applies to transactions in securities of any other publicly traded company when the Insider becomes aware of material nonpublic information about such other company in the course of employment with, or the performance of services on behalf of, the Company. All Insiders should treat material nonpublic information about other publicly traded companies with the same care required regarding information about the Company. Keep in mind that information that is not material to the Company may nevertheless be material to another publicly-traded company.

Transactions After Termination of Insider Status.

If you are aware of material nonpublic information at the time your status as an Insider terminates, notwithstanding the termination of Insider status, this Policy will continue to apply to your transactions in Company Securities until such information becomes public or no longer material.

What transactions are not covered by this Policy?

Notwithstanding anything to the contrary in this Policy, this Policy’s trading restrictions do not apply to (collectively, “Exempt Transactions”):

●	the purchase of Company Securities from the Company;

●	the sale of Company Securities to the Company;

●	the purchase and sale of mutual funds, similar professionally managed “commingled pools” or exchange-traded funds that invest in Company Securities in addition to securities of other companies;

●	bona fide gifts of Company’s Securities to other Insiders or Family Members or Controlled Entities of an Insider;

●	the exercise of a stock option awarded by the Company under one of its equity incentive plans; provided that no shares of the Company are sold in the market to fund the exercise price of such stock option or to satisfy any tax withholding obligation (the “cashless exercise” of a Company stock option through a broker involves the sale of shares of the Company in the market, and therefore would not qualify under this exception); provided, further, that, for the avoidance of doubt, this Policy does apply to transactions in the shares issued upon exercise of a stock option;

●	the surrender of shares of the Company to satisfy any tax withholding obligation in a manner permitted by the applicable equity award agreement; provided that no shares of the Company are sold in the market in connection therewith;

●	transactions executed under a Rule 10b5-1 trading program that (i) is entered into at a time when not in possession of material nonpublic information concerning the Company, (ii) complies with Rule 10b5-1 (“Rule 10b5-1”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any successor rule, (iii) meets the Company’s Rule 10b5-1 trading program requirements (attached as Exhibit A), and (iv) has been approved in advance, in writing, by the Compliance Officer; or

●	purchases of Company Securities in the Company’s 401(k) plan, if any, resulting from an Insider’s periodic contribution of money to the plan pursuant to the Insider’s payroll deduction election; provided, however, that this Policy’s trading restrictions do apply to elections an Insider may make under the 401(k) plan to: (i) increase or decrease the percentage of the Insider’s periodic contributions that will be allocated to the Company stock fund; (ii) make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (iii) borrow money against the Insider’s 401(k) plan account if the loan will result in a liquidation of some or all of the Insider’s Company stock fund balance; and (iv) pre-pay a 401(k) plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

STATEMENT OF POLICY

What is the Company’s general policy on insider trading and disclosure of nonpublic information?

The Company opposes the unauthorized disclosure of any nonpublic information by an Insider acquired in the course of employment with, or the performance of services on behalf of, the Company and the misuse of material nonpublic information acquired in the course of employment with, or the performance of services on behalf of, the Company in securities trading.

What policies and procedures am I required to adhere to before trading in securities?

Trading on Material Nonpublic Information is Prohibited.

Insiders may not engage in any transaction involving a purchase or sale of Company Securities, including any offer to purchase or offer to sell, directly or through family members or other persons or entities, if they are aware of material nonpublic information relating to the Company. Similarly, Insiders may not trade in the securities of any other publicly traded company if they become aware of material nonpublic information about that other company in the course of employment with, or the performance of services on behalf of, the Company.

Because the Company’s stockholders and the investing public should be afforded time to receive and absorb material nonpublic information, for purposes of this Policy, as a general rule, you may not engage in any transactions prohibited by this Policy until after two (2) full Trading Sessions (as defined below) following the widespread public release of the applicable information. Thus, for example, if material nonpublic information is publicly disseminated before 9:30 a.m. Eastern Time on a Monday, you may not engage in any transactions prohibited by this Policy until after the Trading Session ends on Tuesday, assuming Trading Sessions took place on Monday and Tuesday. Likewise, if material nonpublic information is publicly disseminated before 9:30 a.m. Eastern Time on a Friday, you may not engage in any transactions prohibited by this Policy until after the Trading Session ends on Monday, assuming Trading Sessions took place on Friday and Monday. As another example, if material nonpublic information is publicly disseminated after 9:30 a.m. on a Monday, you may not engage in any transactions prohibited by this Policy until after the Trading Session ends on Wednesday, assuming Trading Sessions took place on Tuesday and Wednesday. However, if the applicable information is complex, such as a significant corporate transaction, it may be necessary to allow additional time for the information to be absorbed by the Company’s stockholders and investing public. In such circumstances, you will be notified by the Compliance Officer regarding a suitable additional waiting period before you may engage in any transactions prohibited by this Policy.

For purposes of this Policy, a “Trading Session” means a regular trading session of the United States national securities exchange on which the Company’s common stock is primarily listed, typically 9:30 a.m. Eastern Time to 4:00 p.m. Eastern Time on business days. For the avoidance of doubt, a Trading Session includes a pre-scheduled abbreviated trading session, such as 9:30 a.m. Eastern Time to 1:00 p.m. Eastern Time on November 29, 2024 and December 24, 2024.

Black-Out Periods; Preclearance.

While it is never permissible to trade based on material nonpublic information, the following procedures have been adopted to help prevent inadvertent violations of this Policy and to avoid even the appearance of an improper transaction.

(1) Regularly Scheduled Black-Out Periods. Board members, Senior Management, Financial Team Members, Designated Employees (each as defined below) and Family Members and Controlled Entities of such individuals are prohibited from trading in the Company’s Securities during the following periods (a “regularly scheduled black-out period”):

●	the period beginning at 12:01 a.m. Eastern Time on the date that is two (2) calendar weeks prior to the end of each fiscal quarter until after two (2) full Trading Sessions following the widespread public release of the Company’s financial results for the applicable quarter and, in the case of the fourth quarter, financial results for the year ended; and

●	any other periods as determined by the Compliance Officer.

The individuals designated as “Senior Management,” “Financial Team Members” and “Designated Employees” are listed on Schedules A-1, A-2 and A-3, respectively. The Compliance Officer may, from time to time, update the list of individuals designated as, and/or designate additional individuals as, Senior Management, Financial Team Members or Designated Employees, in which case the Compliance Officer shall notify the affected individuals.

(2) Special Black-Out Periods. Insiders and their Family Members and Controlled Entities are prohibited from trading in the Company’s Securities during the following periods (a “special blackout period”):

●	from the time each such individual becomes aware of the material nonpublic information (the black-out start times often vary), until after two (2) full Trading Sessions following the widespread public announcement of the applicable information, unless the information released is complex, in which case it may be necessary to extend this period and the Compliance Officer will notify you of any such extension; and

●	during other specified periods when significant developments or announcements are anticipated, as notified by the Compliance Officer.

You will be notified by e-mail when you may not trade in the Company’s Securities during a special blackout period, in which event you will also be notified when trading restrictions are lifted. The existence of a special blackout period may not be announced to all Company personnel and you should not communicate the existence of a special blackout period to any other person. Even if the Company has not designated you as a person to whom a special blackout period applies, you should not trade if you are aware of material nonpublic information because you are responsible at all times for not engaging in illegal insider trading.

(3) Preclearance Procedures. In order to ensure compliance with this Policy and with any Section 16 reporting requirements, Board members, Senior Management, Financial Team Members, Designated Employees and their respective Family Members and Controlled Entities must obtain written preclearance from the Compliance Officer of any proposed transaction to which this Policy’s restrictions apply prior to commencing any transaction in Company Securities, or in derivative securities not issued by the Company but that relate to Company Securities. The Compliance Officer is under no obligation to approve a transaction submitted for preclearance and may determine not to permit the transaction. When making a request for preclearance, the requestor should carefully consider whether he or she may be aware of any material nonpublic information relating to the Company and must fully describe the applicable facts and circumstances to the Compliance Officer. The procedure for making a request for preclearance may be obtained from the Compliance Officer.

No Exception for Hardship.

An Insider may, from time to time, have to forego a proposed transaction in Company Securities even if he or she planned to make the transaction before learning of the material nonpublic information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting. The existence of a personal financial emergency does not excuse you from compliance with applicable securities laws or this Policy.

May I disclose nonpublic information about the Company or about other companies to others?

Maintaining the Confidentiality of Nonpublic Information.

Unauthorized disclosure of any confidential information of the Company or of any other company of which you become aware of in the course of employment with, or the performance of services on behalf of, the Company is prohibited.

Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with applicable securities laws. You should treat all information you learn about the Company or its business plans in connection with your employment with, or the performance of services on behalf of, the Company as confidential and proprietary to the Company. Inadvertent disclosure of confidential information may expose the Company and you to significant risk of investigation and litigation.

The timing and nature of the Company’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, the Company and its management. Accordingly, it is important that responses to inquiries about the Company by the press, analysts or others in the financial community be made on the Company’s behalf only through authorized individuals.

This Policy should not be interpreted to modify any agreement between the Company and an Insider relating to use or protection of confidential information, or the Insider’s obligations relating to confidential information under the Company’s Code of Business Conduct and Ethics or under any other Company policy.

If you receive inquiries about the Company from analysts, reporters, or others, decline to comment and direct them to the Chief Executive Officer or such other persons as the Chief Executive Officer may designate.

As a precaution, keep all memoranda, correspondence and other documents that reflect nonpublic information in a secure place (e.g., a locked office or a locked file cabinet) so they cannot be accessed by third parties.

Prohibition on “Tipping.”

Insiders may be liable under securities laws for communicating (or “tipping”) material nonpublic information about the Company or about any other public company of which you become aware of in the course of employment with, or the performance of services on behalf of, the Company to another person who trades, directly or indirectly, on the information tipped to them. “Tipping” is illegal and prohibited under this Policy. No Insider shall disclose material nonpublic information relating to the Company or about any other public company of which you become aware of in the course of employment with, or the performance of services on behalf of, the Company to any other person (including, but not limited to, family members, friends, business associates and investors), unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized disclosure of nonpublic information. Further, Insiders may not make recommendations or express opinions on the basis of material nonpublic information as to trading in Company Securities. Even if you are not in possession of material nonpublic information, do not recommend to any other person that they buy or sell securities of the Company. Remember that “tipping” material nonpublic information is always prohibited, and that your recommendation could be imputed to the Company and may be misleading if you do not have all relevant information.

Do not discuss material nonpublic information where it may be overheard, such as in restaurants, elevators, restrooms, and other public places. Remember that phone conversations are often overheard and that persons other than intended recipients may retrieve voicemails, e-mails, text messages and other electronic communications.

May I trade in Company derivative securities or short sell Company Securities?

The Company considers it improper and inappropriate for Insiders to engage in short-term or speculative transactions in Company Securities or in other transactions in Company Securities that may lead to inadvertent violations of the insider trading laws. Accordingly, trading in Company Securities is subject to the following restrictions:

Short Sales. You may not engage in “short sales” of Company Securities (i.e., sales of securities that are not then owned).

Publicly Traded Options. You may not engage in transactions in publicly traded options (e.g., puts, calls and other derivative securities), on an exchange or in any other organized market on Company Securities.

Standing Orders. Standing orders should be used only for a very brief period of time and should not be used during any regularly scheduled black-out period or any special blackout period. A standing order placed with a broker to sell or purchase securities at a specified price leaves you with no control over the timing of the transaction. A standing order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading and violation of this Policy. Should you have an open standing order, you must cancel the order before the beginning of a regularly scheduled black-out period or as soon as you become aware of material nonpublic information, including as soon as you become aware of the existence of a special blackout period.

Hedging Transactions. You may not engage in any kind of hedging transaction that could reduce or limit your holdings, ownership or interest in or to any Company Securities, including, without limitation, outstanding stock options, deferred share units, restricted share units, or other compensation awards the value of which are derived from, referenced to or based on the value or market price of securities of the Company. Prohibited transactions include the purchase of financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Company.

Margin Accounts and Pledges. Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. Because a margin or foreclosure sale may occur at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in Company Securities, you are prohibited from holding Company Securities in a margin account or pledging Company Securities as collateral for a loan.

May I pre-establish a time for the purchase or sale of Company Securities at a time that I am not aware of material nonpublic information?

Yes, directors, officers and other employees of the Company may establish written trading programs pursuant to Rule 10b5-1. Any such trading program is subject to the restrictions and limitation in Exhibit A, which may be updated from time to time to conform with changes to Rule 10b5-1 or the practices thereunder. Once a Rule 10b5-1 trading program is implemented in accordance with Exhibit A, trades pursuant to, and in accordance with, such program are not subject to the limitations and restrictions set forth in this Policy. Every Rule 10b5-1 trading program (or the form of program established by an investment bank or other third party) must be reviewed and approved by the Compliance Officer prior to establishment to confirm compliance with this Policy and applicable securities laws.

POTENTIAL CRIMINAL AND CIVIL LIABILITY AND/OR DISCIPLINARY ACTION

What legal liability may I be subject to if I engage in securities transactions on the basis of material nonpublic information?

Insiders that engage in securities transactions at a time when they are aware of material nonpublic information may be subject to penalties that include:

●	imprisonment for up to 20 years;

●	criminal fines of up to $5 million; and

●	civil fines of up to three times the profit gained or the loss avoided.

What legal liability may I be subject to if I disclose material nonpublic information to others who engage in securities transactions?

Insiders may be liable for improper transactions by any person (commonly called a “tippee”) to whom they have disclosed material nonpublic information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in Company Securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading.

Could the Company incur liability for my actions if I engage in securities transactions at a time that I have material nonpublic information?

If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have “controlling person” liability for a trading violation, with civil penalties, as well as a criminal penalty of up to $25 million. The civil penalties can extend personal liability to the Company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

What disciplinary actions may the Company take for violations of this Policy?

The Company expects strict compliance with this Policy and the procedures under this Policy by all Insiders. Failure to so comply may result in serious legal consequences for you, as well as the Company. A failure to follow the letter and spirit of this Policy and its procedures would be considered a matter of extreme seriousness. All Insiders must execute a certificate in the form attached as Exhibit B, pursuant to which they certify that, among other things, such persons are currently, and will continue to be, in compliance with this Policy.

Insiders who violate this Policy may be subject to disciplinary action by the Company. Such disciplinary action may include ineligibility for future participation in the Company’s equity incentive plans, other Company imposed sanctions, suspension or termination of employment.

DEFINITION OF MATERIAL NONPUBLIC INFORMATION

Material nonpublic information has two important elements: materiality and public availability.

What information is material?

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision (i.e., a decision to buy, hold or sell a security), or if it would significantly alter the total mix of information available to investors. While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information include:

●	financial results;

●	projections of future earnings or losses;

●	news of a pending or proposed merger or acquisition;

●	news of the disposition of a subsidiary or significant assets;

●	impending bankruptcy or financial liquidity problems;

●	gain or loss of a substantial customer or supplier;

●	changes in a dividend policy;

●	new project developments or announcements of a significant nature;

●	developments, decisions or communications related to the Company by regulatory authorities;

●	stock splits;

●	new equity or debt offerings;

●	significant litigation exposure due to actual or threatened litigation or developments in existing litigation;

●	significant changes in senior management;

●	information as to the success, failure or even the unchanging status of particular aspects of the Company’s business; and

●	significant cybersecurity incidents, such as a data breach or any other significant disruption in the Company’s operations or the loss, potential loss, breach or unauthorized access of its property or assets.

Both positive and negative information may be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.

What constitutes nonpublic information?

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public. One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered available to the public only when it has been released broadly to the marketplace (e.g., by a press release or an SEC filing) and the investing public has had time to absorb the information fully. For more information, see “STATEMENT OF POLICY—What policies and procedures am I required to adhere to before trading in securities?”, above.

ADDITIONAL INFORMATION: DIRECTORS AND OFFICERS

Board members and certain officers of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Exchange Act. The practical effect of these provisions is that such persons who purchase and sell Company Securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any material nonpublic information. Under these provisions, and so long as certain other criteria are met, neither the receipt of a stock option under a Company equity incentive plan, nor exercising that option, is deemed a purchase under Section 16; however, the sale of any such shares is a sale under Section 16.

POLICY INTERPRETATION AND AMENDMENTS

The Compliance Officer is authorized to interpret this Policy as necessary. The Compliance Officer may authorize deviations in the procedures in this Policy, provided those deviations are consistent with the general purpose of this Policy and applicable securities laws. Any such deviations must be confirmed in writing.

Any amendment to this Policy must be approved by the Board.

QUESTIONS ABOUT THIS POLICY

Please direct your questions as to any matters discussed in this Policy to the Compliance Officer.

As of February 5, 2025

Schedule A-1
Senior Management

All Executive (Section 16) Officers, including:

1.	Chief Executive Officer

2.	Chief Financial Officer

Schedule A-2
Financial Team Members

All members of the Company’s financial team, including:

1.	All members of Senior Management

2.	All persons who directly report to the Company’s Chief Executive Officer

3.	All persons in a manager position or above in the Company’s finance department

Schedule A-3
Designated Employees

Jane H. Springer	Executive Vice President, Operations

EXHIBIT A

Rule 10b5-1 trading programs established pursuant to this Policy (each a “Program”) are limited to:

(a) A written trading plan (commonly called a non-discretionary Rule 10b5-1 plan) that permits automatic trading of Company Securities through a third party broker (an “Automatic Trading Program”) established by a director, officer or other employee of the Company (a “Program Eligible Person” or “you” in this Exhibit A) at a time when the Program Eligible Person is not aware of material nonpublic information (and, in the case of Board members, Senior Management and Financial Team Members, not during a regularly scheduled black-out period or special blackout period). The Automatic Trading Program must specify the number (or dollar value) of Company Securities to be purchased or sold, the price (which may be a fixed price, market price or minimum/maximum price) at which the Company Securities are to be traded, and the date(s) on which the trades are to be made. Alternatively, the Automatic Trading Program may include a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold (e.g., the number of shares could be specified as a percentage of the holdings of the Program Eligible Person); or

(b) A Program where transactions in Company Securities are initiated by the trustee of a so-called “blind” trust, provided the Program is established by a Program Eligible Person at a time when the Program Eligible Person is not aware of material nonpublic information. A “blind” trust is a trust established by a Program Eligible Person. An independent trustee without any involvement or even knowledge of the Program Eligible Person must make the investment and disposition decisions. The trustee should be a recognized financial institution possessing trust powers. Under this type of Program, the Program Eligible Person cannot exert any influence over, or even communicate with, the trustee regarding specific investments. If the trustee becomes aware of material nonpublic information regarding the Company, whether from the Program Eligible Person or otherwise, the trustee may not engage in a purchase or sale of Company Securities.

Additional Program Restrictions. All Programs are subject to the requirements of Rule 10b5-1 and to the following:

●	The Program must provide that no trades may occur thereunder until expiration of the applicable cooling-off period specified in Rule 10b5-1(c)(ii)(B), and no trades occur under the Program until after that time.

o	The applicable cooling-off period varies based on the status of the Program Eligible Person.

o	For directors and officers, the cooling-off period ends on the later of (x) ninety (90) days after adoption or modification of the Program; and (y) two (2) business days following disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the Program was adopted.

o	For all other Program Eligible Persons, the cooling-off period ends thirty (30) days after the adoption or modification of the Program.

Exhibit A-1

●	The Program must include an expiration date that is at least six (6) months but not more than eighteen (18) months from the effective date of the Program. Shorter-term Programs may be viewed as an attempt to make advantageous short-term trades, and longer-term Programs are likely to have to be amended or terminated, which defeats the ultimate purpose of Programs.

●	Once the Program is established, the Program must not permit the Program Eligible Person to exercise any influence or control over the amount of Company Securities to be traded, the price(s) at which they are to be traded or the date(s) on which the trades are to be made.

●	The Program Eligible Person cannot engage in any separate transaction (e.g., a hedging transaction) that directly or indirectly alters or offsets a trade under the Program.

●	The Program must allow for the cancellation of a transaction and/or suspension of a Program upon notice and request by the Company to the extent the Program or any proposed trade thereunder (i) fails to comply with applicable law (e.g., exceeding the number of shares which the Program Eligible Person may sell under Rule 144 in a rolling three month period), or (ii) would create material adverse consequences for the Company (e.g., due to the imposition of lock-up agreements on the Program Eligible Person).

●	Any Program entered into by a Program Eligible Person must be the only outstanding Program for such Program Eligible Person, subject to the exceptions set out in Rule 10b5-1(c)(ii)(D).

●	Subject to and in accordance with the terms of Rule 10b5-1, a Program Eligible Person may not have more than one “single trade” Program during any twelve (12)-month period.

●	The Program must be entered into (a) in good faith and not as part of a plan or scheme to evade the prohibitions of the securities laws (including, without limitation, Rule 10b5-1) and (b) at a time when the Program Eligible Person is not aware of material nonpublic information about the Company; and if the Program Eligible Person is a director or officer of the Company, the Program for such director or officer must include representations by the director or officer certifying as to the matters described in clauses (a) and (b).

Amendment, Suspension or Termination of Programs. Any modification or change to the amount, price, or timing of the purchase or sale of the securities underlying a Program is considered a termination of such Program and the adoption of a new Program. Amendments, suspensions, and terminations of Programs will be viewed in hindsight and could call into question whether the Program was entered into in good faith. As a result, amendments, suspensions, and terminations of Programs (unless in accordance with the terms of the Program when established) require preapproval of the Compliance Officer, who will inquire into the change in circumstances that has occurred since the inception of the Program giving rise to the requested amendment, suspension, or termination. Scheduled sales or purchases of securities pursuant to a Program will not be halted during the pendency of the amendment, suspension, or termination request. The Company has the right at any time to require additional and/or different requirements in connection with the amendment, suspension, or termination of a Program in order to protect you and the Company from potential liability. Further, a Program may be terminated or suspended by the Company at any time and for any reason.

Exhibit A-2

In addition, you may voluntarily amend, suspend or terminate a Program, subject to these conditions:

●	A Program Eligible Person must obtain preclearance from the Compliance Officer to amend, suspend or terminate their Program.

●	A Program Eligible Person may not amend, suspend or terminate their Program during a regularly scheduled black-out period or special blackout period or if at the time of the amendment, suspension or termination, the Program Eligible Person possesses material nonpublic information concerning the Company. A Program Eligible Person must sign a certificate in favor of the Company affirmatively stating that they do not possess material nonpublic information concerning the Company at the time of the amendment, suspension or termination.

●	The amendment, suspension or termination must include any applicable cooling-off period pursuant to Rule 10b5-1.

●	No suspension of a Program may exceed sixty (60) calendar days.

●	At least one (1) year must elapse between the termination of a Program and the entry into a new Program.

●	A Program Eligible Person will be limited to one amendment or suspension of their Program during its term.

Company Disclosure. The Company will be required to make certain disclosures in accordance with Rule 10b5-1 regarding any adoption, modification or termination of a Program by any person subject to Section 16 of the Exchange Act. Upon the occurrence of any such adoption, modification or termination, such persons must promptly furnish the Compliance Officer with information regarding the date of adoption, termination or modification of the Program, the Program’s duration, the aggregate number of securities to be sold or purchased under the Program and any other information reasonably requested by the Compliance Officer.

You have the ultimate and exclusive responsibility for adhering to the requirements set forth herein. Any action on the part of the Company, the Compliance Officer, or any other person pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate you from liability under securities laws. You must notify the Compliance Officer if you become aware of a breach of the requirements, either by you or by another person subject to this Policy. The Company shall have no liability to any Program Eligible Person as a result of the establishment of a Program, any disclosure by the Company with respect thereto, or any cancellation or transactions and/or suspension of a Program as discussed above.

Exhibit A-3

EXHIBIT B

CERTIFICATION OF COMPLIANCE

TO:	Compliance Officer

FROM:

RE:	Hoth Therapeutics, Inc. Insider Trading Policy

I have received, reviewed and understand the above-referenced Insider Trading Policy and undertake, as a condition to my present and continued employment (or, if I am not an employee, affiliation) with Hoth Therapeutics, Inc., or any of its subsidiaries or controlled entities to comply fully with the policies and procedures in the Insider Trading Policy, as the same may be amended, revised, restated and/or supplemented from time to time.

__________________________	_______________________
Signature	Date

__________________________
Title

Exhibit B-1